06006384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34305

RECEIVED MAR 31 2006 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Doley Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

616 Baronne Street, Suite 300
(No. and Street)

New Orleans (City) LA (State) 70113-1004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold E. Doley, Jr. (504) 561-1128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb, CPA
(Name – *if individual, state last, first, middle name*)

616 Baronne Street, Suite 205 (Address) New Orleans (City) LA (State) 70113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold E. Doley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doley Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President/CEO

Title

Notary Public

LOUIS A. GERDES, JR.
Bar No. #6030

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLEY SECURITIES, LLC
(S.E.C. I.D. No. 8-34305)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITOR'S REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Doley Securities, LLC
New Orleans, Louisiana

I have audited the accompanying statement of financial condition of Doley Securities, LLC as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition present fairly, in all material respects, the financial position of Doley Securities, LLC at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Charles F. Webb
Certified Public Accountant

March 27, 2006

616 BARONNE ST., SUITE 205 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558 EMAIL cfwebb1040@aol.com

DOLEY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and cash equivalents	$	72,565
Receivable from brokers and dealers		501,361
Investment in gold		5,500
Note receivable - other		75,400
Secured demand notes collateralized by investments		110,000
Membership in the NYSE contributed for the use of the Company at market value		3,500,000
Furniture and equipment, net of accumulated depreciation of $66,379		250,335
Other assets - security deposits		2,704
Investment in commercial real estate at equity		1,479,962
Investment in Art		11,673
Combined prepaid expenses		18,562
Total Assets	$	6,028,062

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Combined payrol taxes	$	20,542
Accounts payable and accrued expenses		60,352
Payable due to brokers-dealers		115,819
Loan payable - secured demand note holders		27,500
Securities deposits held		1,050
Note payable - building loan		434,759
		660,022
SUBORDINATED LIABILITIES		
Liabilities subordinated to the claims of general creditors		4,922,000
MEMBER'S EQUITY		
Member's Equity		446,040
Total Member's Equity		446,040
Total Liabilities and Stockholders' Equity	$	6,028,062

See notes to financial statements.

DOLEY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Doley Securities, LLC (the Company) is engaged in the investment banking and brokerage business. Investment banking revenue is recorded as follows: management fees on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers' securities transactions and transactions for Company's own account are recorded on a settlement date basis, which is not materially different than trade date.

The Company, as an introducing broker, effects all securities transactions through a clearing broker on a fully disclosed basis.

The former member, Harold E. Doley, Jr. donated in perpetuity his entire interest in Doley Securities, LLC to Doley Foundation. Doley Foundation is exempt from income taxes as provided by Section 501(c)(3) of the Internal Revenue Code. As a result of this act of donation Doley Foundation is currently the sole owner/member of Doley Securities, LLC. Harold E. Doley, Jr. currently maintains an active role in the management of Doley Securities, LLC.

The terms and conditions of the act of donation include (a) non-reversionary provision, (b) restrictions on the payment of interest and (c) restriction on changes of stated covenants by the present or future boards of the Foundation. The donated interest is in perpetuity. Interest payments will be made only after current operating expenses are paid. Interest is non cumulative from one year to the next. In the event that Doley Securities, LLC does not have sufficient funds interest payments cannot be paid.

Depreciation on the furniture, equipment and building improvements is provided on straight-line basis using the estimated lives of the asset.

The membership in The New York Stock Exchange, LLC was contributed by Harold E. Doley, Jr. for the use of the Company and is carried at current market value that represents the last completed sale on December 29, 2005 for $3,500,000. Any changes in market value from year to year are posted to liabilities subordinated to claims of general creditors.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value - Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" is effective for all entities for fiscal years ending after December 31, 2000 Statement 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. For all financial instruments affected by this statement recorded or disclosed in the Company's financial statements, the carrying amount is a reasonable estimate of fair value.

Cash Equivalents - The Company consider temporary investment with an original maturity of twelve months or less to be cash equivalents.

NOTE 2 - RECEIVABLES FROM BROKERS AND DEALERS

This amount $501,361 represents the total amount of commissions and fees due from brokers and dealers for investment banking services. Amounts due to brokers and dealers, $115,818 is presented as a current liability.

NOTE 3 – NOTE RECEIVABLE - OTHER

This amount $106,414 represents an unsecured note, due March 31, 2006 bearing an interest rate of 5% per annum from Harold E. Doley, Jr.

NOTE 4 - SECURED DEMAND NOTES

These amounts represent loans to the Company collateralized by marketable securities. Such collateral is not reflected in the financial statements of the Company. At December 31, 2005, the market value of the securities collateralizing the Secured Demand Notes was $126,525.

NOTE 5 - INVESTMENT IN COMMERCIAL REAL ESTATE-AT EQUITY AND NOTE PAYABLE - BUILDING LOAN

Investment in commercial real estate at equity

During the year ending December 31, 1997 the Company exchanged various Lloyd's of London syndicate receivables and advances to stockholder for an equity interest in the commercial building located at 616 Baronne Street, New Orleans, LA 70113. The building has an estimated market value of $1,479,962 and presently carries a mortgage with a balance of $434,759 as of December 31, 2005.

Note payable – building loan

The note payable, original balance of $500,000 is payable over 35 monthly installments of $4,284.66 each and one irregular last payment estimated at $486,785. The note has a fixed interest rate of 9.250%. Maturities of building note are as follows:

2005	$434,759
Total	$434,759

NOTE 6 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Amounts subordinated to the claims of the general creditors at December 31, 2005 are as follows:

Borrowing pursuant to secured demand note collateral agreements, 3%, due as described below	$ 110,000
Market value of contributed seat on The New York Stock Exchange	3,500,000
Subordinated Loans	1,312,000
	$ 4,922,000

Two notes represent the above-secured demand notes for various amounts with maturities as follows:

Due Date	Amount
December 31, 2005	$ 110,000
	$ 110,000

The subordinated loans are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net requirements, they may not be repaid.

The repayment of the subordinated loan for $500,000 has been suspended as provided by Article II of the subordinated loan agreement signed August 2, 1999 and Paragraph (8)(i) of Appendix D of SEC Rule 15c3-1.

NOTE 7 - COMMITMENT & CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2005 and were subsequently settled had no adverse material effect on the financial statements as of that date.

Continuity Plan – Hurricane Katrina, which struck the Louisiana Mississippi Gulf coast area on August 29, 2005, required the implementation of the Company's emergency backup plan to include the temporary relocation of daily operation to New York from August 29, 2005 to September 30, 2005. As provided by the procedures of the Company's business contingency plan investments of the Company's customers and investors were secured and protective during the entire crisis.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Additionally, the rules of the National Association of Securities Dealers also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2005, the Company had net capital of $313,543, which was $213,543 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .54 to 1.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U. S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

SCHEDULE I

DOLEY SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2005

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Doley Securities, LLC
New Orleans, Louisiana

In planning and performing my audit of the financial statements of Doley Securities, LLC (The Company) for the year ended December 31, 2005 of which I have issued my report thereon dated March 27, 2006 I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

616 BARONNE ST., SUITE 203 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, LLC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulating of registered brokers and dealers and should not be used for any other purpose.

Charles F. Webb
Certified Public Accountant

March 27, 2006